 Exhibit 99.1

SNDL to Announce Second Quarter 2024 Financial Results on August 2, 2024

CALGARY, AB, July 19, 2024 /CNW/ - SNDL Inc. (Nasdaq: SNDL) ("SNDL") announced today that it will release its second quarter 2024 financial results for the period ended June 30, 2024, before market opens on Friday, August 2, 2024.

Following the release of its second quarter results, SNDL will host a conference call and webcast at 10:00 a.m. EDT (8:00 a.m. MDT) on August 2, 2024.

WEBCAST ACCESS

To access the live webcast of the call, please visit the following link:
https://edge.media-server.com/mmc/p/7jsrnxfd

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on the Nasdaq under the symbol "SNDL." SNDL is the largest private-sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf, and Firesale Cannabis. SNDL is a licensed cannabis producer and one of the largest vertically integrated cannabis companies in Canada specializing in low-cost biomass sourcing, premium indoor cultivation, product innovation, low-cost manufacturing facilities, and a cannabis brand portfolio that includes Top Leaf, Contraband, Palmetto, Bon Jak, Versus, Value Buds, and Vacay. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry.

For more information on SNDL, please go to https://www.sndl.com/.

View original content to download multimedia:https://www.prnewswire.com/news-releases/sndl-to-announce-second-quarter-2024-financial-results-on-august-2-2024-302201939.html

SOURCE SNDL Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/July2024/19/c7428.html

%CIK: 0001766600

For further information: For more information: SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: SNDL Inc.

CNW 17:38e 19-JUL-24